SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

DIGITAL POWER CORPORATION
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

253862 10 6
(CUSIP Number)

Copy to: Sichenzia Ross Friedman Ference LLP Marc Ross, Esq. 61 Broadway, 32nd Floor New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253862 10 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kristine L. Ault
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF	7	SOLE VOTING POWER:
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY EACH		2,715,610 (1)
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER:
		2,715,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,715,610 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.07% (based on 6,775,971 shares of common stock outstanding as of September 29, 2016)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Represents 2,715,610 shares of common stock held by Philou Ventures, LLC (“Philou”). Ms. Ault is the Manager of Philou and in such capacity holds voting and dispositive power over the securities held by Philou.

CUSIP No. 253862 10 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philou Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming
NUMBER OF	7	SOLE VOTING POWER:
SHARES		2,715,610 (1)
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		2,715,610 (1)
PERSON	10	SHARED DISPOSITIVE POWER:
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,715,610 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.07% (based on 6,775,971 shares of common stock outstanding as of September 29, 2016)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Ms. Ault is the Manager of Philou Ventures, LLC (“Philou”) and in such capacity holds voting and dispositive power over the securities held by Philou.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, no par value, of Digital Power Corporation, a California corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 48430 Lakeview Blvd., Freemont, CA 94538-3158.

Item 2. Identity and Background

(a) This statement is filed on behalf of Kristine L. Ault and Philou (collectively the “Reporting Persons”).

(b) P.O. Box 3587, Tustin, CA 92781.

(c) Not applicable.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Ault is a citizen of the United States and Philou is a limited liability company organized under the laws of the State of Wyoming.

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ working capital.

Item 4. Purpose of Transaction

In pursuing their investment purposes, the Reporting Persons may, subject to applicable law and the agreement disclosed in this Statement on Schedule 13D, further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Issuer at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Issuer’s operations, business strategy or prospects, or from potential acquisitions made by the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Consistent with their investment purpose, the Reporting Persons may, subject to applicable law and the terms of any confidentiality agreement with the Company, engage in communications regarding such matters with members of management and the Board of Directors of the Company, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons, subject to applicable law, modifying their ownership of securities of the Company, exchanging information with the Company, proposing changes in the Company’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Company or dispose of all the securities of the Company beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a)

Ms. Ault beneficially owns 2,715,610shares or 40.07% of the Issuer’s common stock held by Philou. Ms. Ault is the Trustee of Philou, and, in such capacity, has voting and dispositive power over the securities held by such entity.

(b)

Ms. Ault may be deemed to hold sole voting and dispositive power over 0 shares of common stock of the Issuer and shares voting and dispositive power over 2,715,610 shares of common stock. Philou may be deemed to hold sole voting and dispositive power over 2,715,610 shares of the Issuer’s common stock.

(c)	On September 22, 2016, the Reporting Person was issued 2,714,610 shares of common stock of the Issuer pursuant to a Securities Purchase Agreement dated September 5, 2016

On September 29, 2016 the Reporting person purchased 1,000 shares of common stock of the Issuer at a purchase price of approximately $0.82 per share.

(d)

To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 2,715,610 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Securities Purchase Agreement by and among Philou, the Seller and the Issuer dated September 5, 2016 through which the Issuer acquired the subject shares, Philou acquired the right to have the Issuer appoint two members selected by Philou to its board of directors.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2016	/s/ Kristine L. Ault
Kristine L. Ault

Dated: October 3, 2016	PHILOU VENTURES, LLC

	By:	/s/ Kristine L. Ault
Kristine L. Ault Manager